

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Mr. Robert T. Faber
Principal Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, Nevada 89440

> **Re:** **Goldspring, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 000-32429**

Dear Mr. Faber:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 17

Comparative Financial Information, page 23

1.   Please tell us and expand your disclosure to explain why the line item titled
        'Reclamation, exploration and test mining expenses' reflected a negative balance
        of $197,356 for the quarter ended December 31, 2007. In this regard, we note the
        balance for the comparable period was a positive $601,384.

Controls and Procedures, page 26

2.   Please confirm, if true, that you inadvertently excluded your management's
        conclusion as to the effectiveness of your disclosure controls and procedures as of
        December 31, 2007, as required by Item 307 of Regulation S-B, or otherwise
        advise. Please expand your disclosure to include the required disclosure under
        Item 307 of Regulation S-B.

Management's Annual Report on Internal Control over Financial Reporting, page 26

3.   Please include a statement identifying the framework used by management to
        evaluate the effectiveness of your internal control over financial reporting as
        required by Item 308(a)(2) of Regulation S-B.

4.   Please tell us what you mean by the following statement, "Except as stated below,
        Management's assessment of the effectiveness of the small business issuer's
        internal control over financial reporting is as of the year ended December 31,
        2007." In this regard and in accordance with Item 308(a)(3) of Regulation S-B,
        management is required to include a statement as to whether or not internal
        control over financial reporting is effective as of the end of the most recent fiscal
        year. Please confirm, if true, that your assessment under Item 308(a)(3) of
        Regulation S-B was made as of December 31, 2007 or otherwise advise. In
        addition, please modify your disclosure to comply with the referenced guidance,
        as appropriate.

5.   We note your disclosure regarding the remedial measures you initiated and
        planned to undertake to address the significant deficiencies in your internal
        control over financial reporting. Please expand your disclosure here and in your
        quarterly report for the quarter ended June 30, 2008 to address whether there is an
        established timeline for implementing such remedial measures. In addition, please
        expand your disclosure in your annual report and quarterly report to provide

quantitative information regarding the cost of the remedial actions you have
identified.

Executive Compensation, page 28

Stock Options, page 29

6.   Please update the disclosure under this heading to indicate whether you issued
        any stock options during fiscal year 2007.

7.   Based upon your disclosure on page 30, we note that Mr. Faber has outstanding
        vested stock options. However, we are unable to locate any of the required
        disclosures under paragraphs 64 and A240 and A241 of FAS 123R. Please
        expand your footnotes to the financial statements accordingly or otherwise advise
        how you have complied with the disclosure requirements under FAS 123R.

Consolidated Balance Sheet, pages F-3 and F-4

8.   Please tell us and include disclosure within your footnotes and your
        management's discussion and analysis to explain the nature of the line items
        'Other – embedded derivatives' totaling $906,989 and 'Derivative liability'
        totaling $776,385 as of December 31, 2007 and the accounting guidance you are
        relying on in support of your presentation.

Consolidated Statements of Operations, page F-5

9.   Please explain to us why you have not reflected the change in the fair value of
        your derivatives in your determination of net loss for the year ended December
        31, 2007.

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

10.   It appears from your disclosure that you have sales contracts that include
        provisional pricing mechanisms. Please confirm, if true, that these contracts are
        accounted for as embedded derivative instruments under FAS 133 or otherwise
        advise. If applicable, please expand your disclosure to provide further detail as to
        the nature of the pricing arrangements and your accounting for the arrangements
        as embedded derivatives. Refer to Topic VII of the September 25, 2002 AICPA
        SEC Regulations Committee meeting highlights, at the following website address:
        http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

11.   We note your statement that "Since we do not yet have proven or probable
       reserves as defined by Industry Guide 7, and in accordance with SFAS No. 143
       our asset retirement obligation was expensed directly to reclamation expense."
       Please confirm, if true, that the fair value of the liability for your asset retirement
       obligations, determined in accordance with 8 of FAS 143, are reported in your
       balance sheet as of December 31, 2007, or otherwise advise. In this regard, we
       note your statement on page F-15 that you have recorded a liability to reflect your
       obligation to reclaim the Plum Mine facility and that "Costs of future
       expenditures for environmental remediation are not discounted to their present
       value unless subject to a contractually obligated fixed payment schedule;" and
       that such "costs are based on management's current estimate of amounts expected
       to be incurred when the remediation work is performed within current laws and
       regulations."

Earnings per Common Share, page F-11

12.   We note your disclosure that "For the years ended December 31, 2007 and 2006,
       we had net losses for which the affect of common stock equivalents would be
       anti-dilutive. Accordingly only basic and dilutive loss per share is presented."
       Please expand your disclosure to include the number of shares that were
       considered anti-dilutive for purposes of calculating diluted EPS, in accordance
       with paragraph 40(c) of FAS 128.

Note 8 – Convertible Debentures and Notes Payable, page F-16

General

13.   It appears from your disclosure of the terms of the various outstanding convertible
       debentures and notes payable that certain of these instruments may contain
       embedded conversion features requiring bifurcation from the host contract.
       Please tell us and disclose how you have considered and applied the accounting
       guidance of FAS 133 and EITF 00-19, as applicable, for each of your outstanding
       convertible debentures and notes payable with embedded conversion features. As
       part of your response, please provide a detailed summary schedule, by
       outstanding instrument, to aid our understanding of your accounting and
       disclosures for the periods ended as of December 31, 2007 and June 30, 2008.
       For further guidance on this topic, please refer to Item II.B of the Current
       Accounting and Disclosure Issues in the Division of Corporation Finance
       concerning the classification and measurement of warrants and embedded
       conversion features, located on our website at the following address:
       http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
2,200,000 Convertible Debenture Financing, page F-19

14.   Please tell us and disclose how the amounts shown in the table for the Winfield Debenture Payables, totaling $1,550,000, but shown as totaling $1,350,000, relate to the items shown in the table of convertible debentures classified as current liabilities, totaling $9,568,239.

Note 13 – Subsequent Events, page F-26

15.   We note from your disclosure that on "February 20, 2008, Goldspring sold 50,000,000 shares of its Common Stock at $0.01 per share purchase price. In lieu of triggering any and all "favored nations" rights, the lenders have agreed to accept $.01 per share as the new maximum conversion price all convertible notes owned by them." Please confirm, if true, that you properly considered the accounting guidance found in EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, and EITF 05-7, *Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues*, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment.

Exhibits 31.1 and 31.2

16.   It appears you have omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refer to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8618 and modify your certification, as necessary, to include this required language. Please also note the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 must be worded such that it precisely matches the language as set forth in the Act. Please review your certifications to ensure their wording complies exactly as set forth in Item 601(b)(31) of Regulation S-B.

Engineering Comments

17.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

18.   Please change your Primary Standard Industrial Classification Code Number on the cover of your filings to reflect your current business activity. The present number 7389 indicates your business is primarily business services.

Description of Property, page 12

19.   Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements.

- The basis and duration of your mineral rights, surface rights, claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

20.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

21.   Where comments on one section within the Form 10-KSB above also relate to
        disclosure in the Form 10-Q, please make parallel changes to all affected
        disclosure. This will eliminate the need for us to repeat similar comments.

Controls and Procedures, page 27

22.   We note your statement that "Based on the evaluation and the identification of the
        material weaknesses in our internal control over financial reporting described
        below, our Chief Executive Officer and our Chief Accounting Officer concluded
        that, as of June 30, 2008, our disclosure controls and procedures were effective."
        In light of the fact that a material weakness existed at June 30, 2008, please
        disclose in reasonable detail the basis for your officers' conclusions that the
        company's disclosure controls and procedures were nonetheless effective as of
        the end of the period covered by this report.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief